Exhibit (21)

SUBSIDIARIES OF REGISTRANT

Registrant owns 100% of the outstanding stock of each of the following corporations:

Name	State of Incorporation

Harleysville Insurance Company of Ohio	Ohio
Harleysville-Atlantic Insurance Company	Georgia
Harleysville Insurance Company of New Jersey	New Jersey
Harleysville Preferred Insurance Company	Pennsylvania
Harleysville Lake States Insurance Company	Michigan
Harleysville Insurance Company	Pennsylvania
Harleysville Insurance Company of New York	Pennsylvania
Harleysville Worcester Insurance Company	Pennsylvania